

June 3, 2024

Kathleen M. Boege
Executive Vice President, General Counsel and Corporate Secretary
Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018

> **Re: Wintrust Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed May 30, 2024**
> **File No. 333-279835**

Dear Kathleen M. Boege:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance